EXHIBIT 12

Inland Real Estate Corporation
Ratios of Earnings to Fixed Charges

	Nine months	Nine months	Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended	ended	ended	ended
	09/30/06	09/30/05	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01

Fixed Charges
Interest expense(1)	32,875	30,980	40,447	42,568	39,910	34,115	34,865
Interest capitalized	345	148	313	—	—	—	—
Estimate of interest within rental expense	—	—	—	—	—	—	—
Preference security dividend requirements	—	—	—	—	—	—	—
Total fixed charges	33,220	31,128	40,760	42,568	39,910	34,115	34,865

Earnings
Pre-tax operating income	30,361	34,149	45,989	44,001	39,444	35,521	38,949
Exclude income or loss from equity investees	(2,419)	(3,170)	(4,591)	23	7	(98)	3
Exclude minority interest in consolidated subsidiaries	810	732	850	906	449	932	796
Subtotal plus:
Fixed charges	33,220	31,128	40,760	42,568	39,910	34,115	34,865
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	4,780	1,705	2,492
Pre-tax losses of equity investees	—	—	—	—	—	—	—
Less:
Interest capitalized	345	148	313	—	—	—	—
Preference security dividend requirements	—	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries	—	—	—	—	—	—	—
Total earnings	67,097	64,692	85,813	87,498	79,810	70,470	74,613

Ratio of Earnings to Fixed Charges	2.02	2.08	2.11	2.06	2.00	2.07	2.14

(1)             Includes amortized premiums and discounts related to indebtedness.